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                                                Filed Pursuant to Rule 424(b)(3)
                                                   Registration Number 333-60686

                 Prospectus Supplement dated September 13, 2001
             To Prospectus dated July 6, 2001 of Lending Tree, Inc.

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-K

                                 CURRENT REPORT


                     Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934



                Date of Report (Date of earliest event reported)
                    September 13, 2001 (September 10, 2001)



                                LENDINGTREE, INC.
                                -----------------
             (Exact name of registrant as specified in its charter)



          DELAWARE                                              25-1795344
          --------                                              ----------
(State or other jurisdiction          000-29215              (I.R.S. Employer
    of incorporation)           Commission File Number    Identification Number)



11115 RUSHMORE DRIVE
CHARLOTTE NC                                                    28277
-------------                                                   -----
(Address of principal executive offices)                        (Zip code)


                                 (704) 541-5351
                                 --------------
              (Registrant's telephone number, including area code)



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ITEM 5.  OTHER EVENTS


        On September 10, 2001 LendingTree, Inc., announced results of a third-party brand tracking study conducted for LendingTree by Boston-based Chadwick Martin Bailey, Inc. The study, which was conducted in June 2001, measured Total Brand Awareness* both nationally and within major metropolitan areas among adults 18-54 for brands competing within the online lending market. The results show that the LendingTree brand enjoys 59 percent Total Brand Awareness among adults nationwide, and that Total Brand Awareness among frequent Internet users in major metropolitan markets is 70 percent. These numbers are more than 2.5 times the awareness levels of direct online competitors and exceed the nation's top retail banks included in the study. See Exhibit 99, herein, for further details.




ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial statements of business acquired - Not Applicable

(b)      Pro forma financial information - Not Applicable

(c)      Exhibits


         99 Press Release of LendingTree, Inc. September 10, 2001 announcing results of a brand awareness study.


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SIGNATURE

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           LENDINGTREE, INC.


Date:   September 13, 2001                 By:  /s/ Keith B. Hall
        ------------------                      -----------------
                                           Keith B. Hall, Senior Vice President,
                                           Chief Financial Officer and Treasurer


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                                                                      Exhibit 99

      LENDINGTREE EXTENDS NO. 1 BRAND AWARENESS POSITION IN ONLINE LENDING

       New Brand Awareness Study Confirms LendingTree Leads in Total Brand
                      Awareness Among Consumers Nationwide

o LendingTree Total Brand Awareness - 59 percent nationally, 70 percent among frequent Internet users in major metropolitan markets.

o Decrease in Customer Acquisition Costs - 77 percent decline from $93 to $22 since launch of brand campaign.

o Customer Satisfaction Levels in excess of 80 percent among surveyed consumers who have closed loans through the LendingTree Exchange.

o Total Brand Awareness numbers are more than 2.5 times the awareness levels of direct online competitors and exceed the nation's top retail banks included in the study.


CHARLOTTE, N.C., SEPTEMBER 10, 2001 - LendingTree, Inc., the leading online lending exchange and technology provider, today announced results of a third-party brand tracking study conducted for LendingTree by Boston-based Chadwick Martin Bailey, Inc. The study, which was conducted in June 2001, measured Total Brand Awareness* both nationally and within major metropolitan areas among adults 18-54 for brands competing within the online lending market. The results show that the LendingTree brand enjoys 59 percent Total Brand Awareness among adults nationwide, and that Total Brand Awareness among frequent Internet users in major metropolitan markets is 70 percent. These numbers are more than 2.5 times the awareness levels of direct online competitors and exceed the nation's top retail banks included in the study.

The brand awareness study focused on online lending and is the second study conducted for LendingTree by Chadwick Martin Bailey in the last 12 months. The study reinforces the position of LendingTree as the most recognized brand for consumers seeking a loan online. In addition to Total Brand Awareness, consumers supported LendingTree with strong overall satisfaction ratings: more than 80 percent of consumers who closed a loan obtained through the LendingTree Exchange were very satisfied with the experience.

Said Bob Harris, LendingTree senior vice president of marketing, "The impressive numbers from this study continue to illustrate the unique consumer value delivered by LendingTree and that the overall brand proposition continues to resonate with consumers. It is clear to consumers that at LendingTree they are in control of the lending process and when banks compete, they win by receiving multiple loan offers with competitive rates. Additionally, the fact that the Total Brand Awareness percentage is significantly higher than last year is a clear indication of the success of our marketing efforts."

Said Tom Reddin, LendingTree president and chief operating officer, "The business implications of the brand study are of great importance - our superior brand strength and overall awareness among consumers nationwide increases the numbers of loan requests we generate for every marketing dollar spent. This effectively drives down the cost of each customer acquisition, which has decreased 77 percent from $93 in (Q2 2000) to $22 (Q2 2001), increasing the positive contribution

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margin recognized for each loan request received by LendingTree." Reddin continued, "As more consumers go online to find convenience, choice, and great rates when searching for a loan, our brand leadership position in the minds of consumers will continue to contribute to our overall long-term revenue and profitability goals."

*includes both aided and unaided awareness

ABOUT LENDINGTREE, INC.

LendingTree (NASDAQ: TREE) is the Internet-based loan marketplace for consumers and lenders. LendingTree collects consumer credit requests and compares those requests and related credit information to the underwriting criteria of the more than 100 participating lenders in the LendingTree marketplace. Qualified consumers may receive multiple offers in response to a single loan request within hours and then compare, review, and accept the loan offer that best suits their needs. Lenders can generate new business that meets their specific underwriting criteria at reduced acquisition costs. The LendingTree marketplace encompasses most consumer credit categories, including mortgages, home equity loans, automobile loans, credit cards, and personal loans. For more information, or for a full listing of the more than 100 banks and lenders in the LendingTree marketplace please go to www.lendingtree.com or call 704-541-5351.

ABOUT LEND-X(SM)

Lend-X(sm) is LendingTree's online loan exchange technology that enables companies to quickly and easily embed a customized private label or co-branded loan marketplace into their site in a variety of different business models. Lend-X(sm) technology provides a fast, adaptable and reliable online lending solution for lenders and non-lenders alike with valuable access to LendingTree's online lending exchange of more than 100 banks and lenders. In conjunction with LendingTree's services, Lend-X can be used to provide access to loans for consumers of lenders and non-lenders alike. Lend-X(sm) clients include: Freddie Mac, S1 Corporation, priceline.com, America's MoneyLine (AML), EDS's Wendover, Home Account, MSN Money Central, Wachovia, Fleet Bank, Citizens Bank, and Affinity Plus Federal Credit Union.

This press release contains forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward- looking statements include statements regarding: projected future revenues; optimism about the results of certain strategic and consumer initiatives; product and technological implementations; and projected expenditures and growth. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements. The Company's actual results might differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company's business, which include, but are not limited to: variations in consumer demand or acceptance; the willingness of lending institutions to offer their products over the Internet; further changes in the Company's relationships with existing lenders, companies, and/or strategic partners; the Company's ability to attract and integrate new lending companies and strategic partners; implementation of competing Internet strategies by existing and potential lending participants; implementation and acceptance of new product or service offerings, consumer lending industry regulation; competition in all aspects of the Company's business; fluctuations in operating results; or other unforeseen factors. The forward-looking statements should be considered in the context of these and other risk factors disclosed in the Company's filings with the Securities and Exchange Commission.



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